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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-22531
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PanAmSat Corporation Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PanAmSat Corporation, 20 Westport Road, Wilton, Connecticut 06897

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS FILED AS REQUIRED BY ITEM 4 OF FORM 11-K

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	4
Notes to Financial Statements	5-9
SUPPLEMENTAL SCHEDULES:
Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes as of December 31, 2003	10
Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2003	11
Exhibit 23—Consent of Independent Registered Public Accounting Firm
Exhibit 32.1—Certification by Chief Executive Officer
Exhibit 32.2—Certification by Chief Financial Officer

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
PanAmSat Corporation Retirement Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the PanAmSat Corporation Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 and supplemental schedule of reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 28, 2004

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Interest Bearing Cash	$104,741	$113,289
Mutual Funds	31,224,186	21,007,125
Common Stock	6,952,885	4,385,339
Participant Loans	1,347,238	1,090,172

Total Investments	39,629,050	26,595,925

Other Receivables	43,026	140

NET ASSETS AVAILABLE FOR BENEFITS	$39,672,076	$26,596,065

See notes to financial statements.

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment Income:
Net appreciation (depreciation) in fair value of investments	$7,935,909	$(5,866,797)
Dividends and interest	623,551	502,531
Participant Contributions	4,193,331	4,243,298
Employer Contributions	1,947,836	1,960,956

Total additions	14,700,627	839,988

DEDUCTIONS:
Administrative Expenses	(14,223)	(12,927)
Distributions to Participants	(1,610,393)	(2,407,436)

Total deductions	(1,624,616)	(2,420,363)

NET INCREASE (DECREASE)	13,076,011	(1,580,375)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	26,596,065	28,176,440

End of year	$39,672,076	$26,596,065

See notes to financial statements.

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

        The following brief description of the PanAmSat Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General—The Plan is a voluntary defined contribution plan, which was established June 1, 1997. Generally, all employees of PanAmSat Corporation ("the Company") who have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The trustee, custodian and record keeper of the Plan is Fidelity Management Trust Company ("Fidelity").

        Participant Contributions—Each year, eligible employees can elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 16% of compensation, provided such amount withheld does not exceed a maximum dollar amount established under the Internal Revenue Code ($12,000 in 2003 and $11,000 in 2002).

        Employer Matching Contributions—The Company contributes on a matching basis an amount equal to 100% of up to the first 4% of each participant's compensation, which is invested in PanAmSat Corporation common stock. Matching contributions with respect to elective deferrals made in any calendar year were required to remain invested in that form at least until the January 1 following one calendar year after the calendar year in which such contribution was made. Effective in February 2003, participants may immediately exchange the Company's matching contributions invested in PanAmSat Corporation common stock into another investment option, without a waiting period (See Note 6 "Subsequent Events").

        Vesting—There is 100% vesting of employee and employer contributions immediately upon participation.

        Investment Options—Upon enrollment in the Plan, a participant may direct that contributions be made in certain investment options, in which neither the principal nor investment earnings are guaranteed. Fund descriptions are available in each fund's individual prospectus. Plan assets were held in the following investment options at December 31, 2003:

  Fidelity Fund

  Fidelity Managed Income Portfolio Fund

  Fidelity Puritan Fund

  Fidelity U.S. Bond Index Fund

  Fidelity Diversified International Fund

  Fidelity Low-Priced Stock Fund

  Fidelity Equity Income Fund

  Fidelity Blue Chip Growth Fund

  Fidelity Aggressive Growth Fund

  Fidelity Growth Company Fund

  Fidelity Over the Counter Portfolio Fund

  Fidelity Balanced Fund

  Fidelity Dividend Growth Fund

  Fidelity Mid-Cap Stock Fund

  Spartan U.S. Equity Index Fund

  Fidelity Global Balanced Fund

  PanAmSat Corporation Stock Fund

        Participant Accounts—Each participant's account is credited with the participant's contribution and the allocation of any employer contribution and Plan earnings. Each participant's account is also reduced by Plan losses, expenses and distributions to the participant. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

        Participant Loans—Participants can borrow from their fund accounts. Loan amounts may not exceed the lesser of: (a) 50% of the participant's balance or (b) $50,000 reduced by the highest outstanding loan balance in the participant's account during the one-year period ending on the day before the date on which such loan is made. Loan transactions are treated as directed investments to (from) the investment fund from (to) the Participant Loan Fund with respect to each such participant. Loan terms cannot exceed five years, except for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Company, based on prevailing interest rates.

        Payment of Benefits—On termination of service to the Company due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary would receive a lump-sum amount equal to the balance of the participant's account. Alternatively, the payment could be made in installments over any period which does not exceed the life expectancy of a participant or, in the event of a participant's death, the participant's beneficiary.

        Participant Distributions—Participants can withdraw, without penalty imposed by the Plan, their account balance upon termination of the Plan, retirement, death, disability or separation from service.

        Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Investments—Investments held in the funds are valued on the basis of quoted market values. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The following investments comprised 5% or more of the total assets of the Plan as of December 31, 2003 or 2002:

	2003	2002
PanAmSat Corporation Stock Fund	$6,952,885	$4,385,339
Fidelity Fund	3,420,086	2,647,823
Fidelity Low-Priced Stock Fund	4,371,117	2,610,406
Fidelity Aggressive Growth Fund	2,241,940	1,219,495
Fidelity Diversified International Fund	2,456,876	1,497,106
Fidelity Global Balanced Fund	1,948,270	1,518,100
Fidelity Mid-Cap Stock Fund	2,397,605	1,571,964
Fidelity Managed Income Portfolio Fund	3,813,646	3,602,958
Fidelity U.S. Bond Index Fund	1,886,932	1,868,299

        During the year ended December 31, 2003, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity Funds	$4,881,601
PanAmSat Corporation Stock Fund	2,298,082
Balanced Funds	762,689
Bond Funds	(6,463)

Net appreciation of investments	$7,935,909

        Other Receivables—Other receivables primarily represent sales of PanAmSat Corporation common stock for which the related funds have been removed from the PanAmSat Corporation Stock Fund as of December 31, 2003, but the proceeds have not yet been received. Typically, it takes three days for trades of PanAmSat Corporation common stock to settle.

        Payment of Benefits—Benefit payments to participants are recorded upon distribution.

        Expenses of the Plan—All administrative expenses of the Plan including custodian, recordkeeping, audit and legal expenses are paid by the Company and are not reimbursed by the Plan. Certain fees are assessed by the custodian for the processing of participant loans and participant withdrawals. These fees are deducted from the related participant's account.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.    NON-PARTICIPANT DIRECTED INVESTMENTS

        Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2003 and 2002, and for the year ended December 31, 2003 is as follows:

	2003	2002
Net assets:
PanAmSat Corporation Stock Fund	$6,952,885	$4,385,339

Changes in net assets:
Net appreciation in fair value of investments	2,298,082
Interest income	1,239
Employer contributions	1,947,836
Participant contributions	211,792
Repayment of participant loans	68,831
Rollovers	208,158
Benefits paid to participants	(340,918)
Administrative expenses	(1,073)
Participant loans	(19,352)
Transfers to participant-directed investments	(1,807,049)

Net change	2,567,546
PanAmSat Corporation Stock Fund—beginning of year	4,385,339

PanAmSat Corporation Stock Fund—end of year	$6,952,885

4.    PARTY-IN-INTEREST TRANSACTIONS

        The Plan had investments and transactions with parties-in-interest, those parties being Fidelity, PanAmSat Corporation, and participants with loan balances. Therefore, investment transactions with such funds qualify as parties-in-interest transactions as defined by ERISA.

5.    TAX STATUS

        The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated December 5, 2001. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and is not subject to federal income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

6.    SUBSEQUENT EVENTS

        On April 20, 2004, the Company entered into a transaction agreement with The DIRECTV Group, PAS Merger Sub, Inc. ("PAS Merger Sub"), a wholly-owned subsidiary of The DIRECTV Group, and Constellation, LLC ("Constellation"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR") for the merger of the Company with PAS Merger Sub and subsequent sale to Constellation. The transaction is subject to certain conditions, including, among other things, obtaining applicable regulatory approvals, including the approval of the Federal Communications Commission and the

Company's stockholders. The transaction is expected to be completed in the second half of 2004. However, no assurance can be given that the approvals will be obtained or the transaction will be completed.

        If the transaction is completed, the PanAmSat Corporation Stock Fund will be liquidated. The proceeds received from this liquidation will be invested in the Fidelity Managed Income Portfolio Fund. Upon liquidation, these proceeds will not be taxable to participants if they are rolled over into another fund, including the Fidelity Managed Income Portfolio Fund, and will only be taxable upon distribution to the participant. The Company's future matching contributions will then be made in cash rather than in PanAmSat stock. Plan participants will be able to direct employer matching contributions to any of the investment options currently available under the Plan. If other investment options are not specified, the employer match will be directed to the Fidelity Managed Income Portfolio Fund.

        On April 1, 2004, the Company merged the assets of the Esatel Communications, Inc. 401(k) Profit Sharing Plan and Trust into the Plan. The total amount transferred into the Plan was approximately $173,000.

******

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AS OF DECEMBER 31, 2003

Identity of Party	Description of Investment	Cost	Current Value
* PanAmSat Corporation Stock Fund	Interest Bearing Cash	$104,741	$104,741
* PanAmSat Corporation Stock Fund	322,490.000 shares	8,467,396	6,952,885
* Fidelity Fund(1)	121,797.944 shares	4,581,932	3,420,086
* Fidelity Puritan Fund(1)	13,659.396 shares	233,786	252,289
* Fidelity Equity Income Fund(1)	12,720.122 shares	558,180	632,826
* Fidelity Growth Company Fund(1)	33,850.295 shares	1,751,594	1,694,884
* Fidelity Over the Counter Portfolio Fund(1)	36,349.417 shares	1,266,733	1,180,266
* Fidelity Balanced Fund(1)	67,312.946 shares	993,422	1,127,492
* Fidelity Blue Chip Growth Fund(1)	42,343.509 shares	1,747,373	1,678,073
* Fidelity Low-Priced Stock Fund(1)	124,960.449 shares	3,145,732	4,371,117
* Fidelity Aggressive Growth Fund(1)	150,163.403 shares	2,890,610	2,241,940
* Fidelity Diversified International Fund(1)	101,860.522 shares	2,210,341	2,456,876
* Fidelity Dividend Growth Fund(1)	29,397.476 shares	755,753	802,550
* Fidelity Global Balanced Fund(1)	103,246.954 shares	1,927,399	1,948,270
* Fidelity Mid-Cap Stock Fund(1)	111,154.597 shares	2,385,379	2,397,605
* Fidelity Managed Income Portfolio Fund(1)	3,813,646.240 shares	3,813,646	3,813,646
* Spartan US Equity Index(1)	33,477.148 shares	1,334,807	1,319,334
* Fidelity US Bond Index Fund(1)	168,626.592 shares	1,842,907	1,886,932
* Participant Loans	Loans to participants at interest rates between 5.00% and 9.50%	1,347,238	1,347,238

		$41,358,969	$39,629,050

*
Party-in-interest

(1)
Registered Investment Company

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved	Description of Asset	Purchase Price
SINGLE TRANSACTIONS:
None
SERIES OF TRANSACTIONS:
*PanAmSat Corporation	PanAmSat Corporation Common Stock	$1,947,836

*
Party-in-interest

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Company, as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PanAmSat Corporation
June 28, 2004
	By:	/s/ D. M. REID D. M. Reid Senior Vice-President, Human Resources PanAmSat Corporation, on behalf of the PanAmSat Corporation Retirement Savings Plan

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PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2003 AND 2002
PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2003
PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN SCHEDULE H, PART IV, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2003
SIGNATURE